Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following are the significant subsidiaries of MDB Capital Holdings, LLC as of December 31, 2023 and the states or jurisdictions in which they are organized.

Name	Location of Formation	Ownership

MDB CG Management Company	Delaware	100%

Public Ventures, LLC	Texas	100%

PatentVest, Inc.	Delaware	100%

Invizyne Technologies, Inc.	Nevada	60%